FSP Phoenix Tower Corp.
401 Edgewater Place
Wakefield, Massachusetts 01880

July 14, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Cicely LaMothe

Mail Stop 4561

Re:	FSP Phoenix Tower Corp.
Annual Report on Form 10-K for the year ended December 31, 2009
Filed on March 12, 2010
File No. 000-52559

Dear Ms. LaMothe:

FSP Phoenix Tower Corp. (“we”, “our”, “its” or the “Company”) has set forth below a response to the comment on the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”) provided by you to me in a letter dated June 30, 2010 (the “Letter”).  The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.

Capitalized terms used in this Letter and not otherwise defined have the respective meanings ascribed to them in the 10-K.

Comment

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Real Estate and Depreciation, page F-7

1.
We note from your critical accounting policies that one of the impairment indicators management considers includes declining tenant occupancy.  We also note that you are only 74 percent occupied as of December 31, 2009, your largest tenant, Washington Mutual Bank allowed its lease to expire and vacated its space in fiscal year 2008, and you believe that the current disruptions in the U.S. economy have negatively impacted your ability to lease vacant space.  Please tell us how you considered these factors in arriving at the conclusion that no indicators of impairment were identified.  To the extent an impairment analysis was performed, please confirm that the sum of the undiscounted future cash flows exceeds its carrying value.

United States Securities and Exchange Commission
Attn:  Cicely LaMothe, Branch Chief
July 14, 2010

Response

At December 31, 2009 and 2008, we considered both the current occupancy levels and our ability to lease the vacant space as described in the Company’s critical accounting policies.  A couple of important points are that at 74% leased the Property has positive cash flow.  In addition, there is $4.3 million of cash on hand and a $15 million secured revolving line of credit available with $3.6 million drawn at December 31, 2009.  The drawn amount represents only about 4.4% of our total equity and the $11.4 million of availability is additional liquidity.  We considered these facts in estimating our hold period and evaluated market conditions, though we did not feel recording an impairment charge was likely.  However, in consideration of the occupancy level and economic factors noted in our filing, we performed an impairment analysis at both December 31, 2009 and 2008 and confirm the sum of undiscounted expected future cash flows exceeded the carrying value of the Property in each analysis.

With respect to the Letter, we propose that in our future Exchange Act filings on Form 10-K and 10-Q, we clarify the wording of our disclosure in the Notes to Consolidated Financial Statements from the currently presented “At December 31, 2009 and 2008, no such indicators of impairment were identified” to “At December 31, 2009 and 2008, no impairment charges were recorded” to emphasize that the critical accounting policies that were followed did not result in recording an adjustment to the financial statements even if indicators may be present.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Attn:  Cicely LaMothe, Branch Chief
July 14, 2010

Please contact John Demeritt or Scott H. Carter at (781) 557-1300 with any questions or comments concerning this filing.

Very truly yours,

/s/ Barbara J. Fournier

Barbara J. Fournier
Chief Operating Officer

cc:	Mr. John G. Demeritt
Scott H. Carter, Esq.
Jim Prescott, Braver